EXHIBIT 99.1

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 07, 2023 (GLOBE NEWSWIRE) --  MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited financial results for the three months ended June 30, 2023. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and six months ended June 30, 2023, please see the Company’s filings on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  Concentrate production at the high-grade Juanicipio mine commenced in Q1 2023.

  Following the successful commissioning phase at Juanicipio, the processing facility has been operating at or above 85% of its design capacity of 4,000 tonnes per day (“tpd”) with silver recovery consistently above 88%.

  On June 5, 2023, the Company announced that the Juanicipio mine, processing facility and other vital systems were operating in line with, or rapidly approaching design capacity, and therefore declared full commercial production effective June 1, 2023. All major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels.

  During Q2 2023, as a result of the successful commissioning of the Juanicipio processing facility, processing of higher-grade material commenced with commensurate improvements in silver recovery and associated concentrate grades. Average head grade for Q2 2023 was 498 grams per tonne (“g/t”)

  After completion of the start-up phase, approximately 4.4 million ounces of silver have been produced from the Juanicipio processing facility from March 2023 to the end of June 2023, and production is expected to continue to increase steadily through Q3 2023 where it is envisioned the processing facility will be running at nameplate.

  MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF (“GDX”) effective June 20, 2023.

  MAG reported net income of $19,390 or $0.19 per share for the three months ended June 30, 2023 ($7,562 or $0.08 per share for the three months ended June 30, 2022).

OPERATIONAL (on a 100% basis unless otherwise noted)

  As reported by the operator, Fresnillo, the Juanicipio operation remains on track to reach nameplate production in Q3 2023. Excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) on an available capacity basis.

  For the three months ended June 30, 2023:
    377,718 tonnes of mineralized material were processed through the Juanicipio, Fresnillo and Saucito plants, with 4,877,460 payable silver ounces, 9,537 payable gold ounces, 3,066 payable lead tonnes and 4,582 payable zinc tonnes sold;
    average silver head grade was 498 g/t; and
    revenue (net of treatment and processing costs) totalled $134,775, less $54,571 in production and transportation costs and $17,400 in depreciation and amortization charges, netting $62,804 in gross profit by Juanicipio.
  At the end of the quarter, Juanicipio held cash balances of $8,539, flat relative to the first quarter. Strong operating cash flows driven by higher milling rates, higher feed grade and stronger metal prices were offset by ramp up of working capital requirements and ongoing underground development expenditures.

CORPORATE

  The Company is progressing its second annual sustainability report (the “2022 Sustainability Report”). The 2022 Sustainability Report will reinforce the Company’s environmental, social and governance (ESG) commitments and provide updates to the Company’s ESG practices and performance for the 2022 year. In October 2022, MAG submitted its inaugural sustainability report for the 2021 year (the “2021 Sustainability Report”) and its Communication on Progress (“CoP”) to the United Nations Global Compact (“UNGC”) and is completing the subsequent CoP for 2022 to reaffirm its commitment to the 10 Principles of the UNGC. MAG’s 2021 Sustainability Report is available on the Company’s website at https://magsilver.com/esg/reports/.

  The Company announced the appointment of Gary Methven as Vice President, Technical Services effective May 1, 2023, and the promotion of Jill Neff to Vice President, Governance and Company Secretary effective May 1, 2023.

  On April 29, 2023, the Mexican Senate approved material amendments to the Federal Mining Law (as defined herein), which amendments were approved by Mexico’s Federal Executive Branch. The amendments were published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is facilitating a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation.

EXPLORATION

  Juanicipio Project, Mexico:
    Infill drilling at Juanicipio continued in Q2 2023, with three rigs on surface and three underground with the goals of upgrading and expanding the Valdecañas Vein system at depth and further defining areas to be mined in the near to mid term. During the quarter, 5,814 metres (9,924 metres year to date (“ytd”)) and 5,926 metres, (10,455 metres ytd) were drilled from surface and underground respectively.
  Deer Trail Project, Utah:
    Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17 and August 3, 2023 (see Press Releases under the Company’s SEDAR+ profile at www.sedarplus.ca).
    The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, currently underway to seek that porphyry center.
    MAG has started drilling the first of up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at Deer Trail and Carissa. Future drilling is planned to offset Carissa and test other high-potential targets.
  Larder Project, Ontario:
    In 2022 MAG initiated a comprehensive data review and initial drilling on the Larder Project. The drilling program focused below and lateral to potential mineralization shoots.
    In total, 10 holes (10,413 metres) were drilled in 2022 by the Company on the Cadillac-Larder Break East zone. The campaign proved favourable stratigraphy exists at depth and has allowed for the acquisition of the deepest structural data recorded in the history of the property. Assay results extended the Bear East mineralization to a depth of 600 metres from surface with isolated gold values up to 5.9 g/t gold.
    Drilling in January 2023 focused in the previously underexplored Swansea area on the west side of the property, that tested and confirmed a 730 metres East – West trending geophysical anomaly coincident with the Cadillac-Larder Break (as defined herein). In total 4,562 metres in 7 holes were completed with all holes intercepting up to 50 metres of pervasive sericite +/- fuchsite/carbonate alteration and silicification within and surrounding the Cadillac-Larder Break. Gold mineralization was encountered in 6 of 7 drillholes across the 730 metres strike length with isolated values ranging from 1.0 to 4.8 g/t gold.
    After completing the initial drilling campaign, the geological team embarked on a comprehensive property-wide data re-evaluation which included review of all historic drilling, selective relogging, re-assaying all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets are now undergoing systematic reinterpretation to build a unified project model for developing a well-defined pipeline of drill targets to be tested by multiple rigs turning over the next year and a half.
    On July 12, 2023, drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. A minimum of 17,000 metres of drilling is planned.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

On a 100% basis, after completion of the start-up phase, approximately 4.4 million ounces of silver have been produced from the Juanicipio processing facility from March 2023 to the end of June 2023, and production is expected to continue to increase steadily through Q3 2023 where it is envisioned the processing facility will be running at nameplate of 4,000 tpd. An Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Subject to available capacity, excess mineralized material from Juanicipio may continue to be processed at the Fresnillo and Saucito processing plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex (an affiliate of Fresnillo).

In the three months ended June 30, 2023, a total of 377,018 tonnes of mineralized development and stope material were processed through the Juanicipio, Saucito and Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in Table 1 below. The sales and treatment charges for tonnes processed in Q2 2023 were recorded on a provisional basis and will be adjusted in the third quarter of 2023 based on final assay and pricing adjustments in accordance with the offtake contracts.

Table 1: Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Three Months Ended June 30, 2023 (377,018 tonnes processed)				Q2 2022 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	4,877,460 ounces	23.69 per oz	115,555	47,070
Gold	9,537 ounces	1,957.47 per oz	18,668	9,388
Lead	3,066 tonnes	0.94 per lb.	6,367	2,135
Zinc	4,582 tonnes	1.07 per lb.	10,807	6,199
TCRCs and other processing costs			(16,622)	(9,568)
Net Revenue			134,775	55,224
Production and transportation costs			(57,571)	(12,717)
Depreciation and amortization (1)			(17,400)	(5,245)
Gross Profit			62,804	37,262

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

The average silver head grade for the mineralized material processed in the three months ended June 30, 2023 was 498 g/t (three months ended June 30, 2022: 567 g/t). The lower head grade was impacted by lower development material as well as the processing of lower grade stockpiles which were earmarked for the commissioning and ramp-up phase of the Juanicipio processing facility. Since completing its start-up phase in March 2023, the Juanicipio processing facility has been operating at approximately 85% of its design capacity of 4,000 tpd with silver recovery consistently above 88%.

Processing Facility Construction & Outlook

Commissioning commenced in early January 2023 with feed of lower grade mineralized material to the grinding mills. Processing of higher-grade material commenced in April with commensurate improvements in silver recovery and associated concentrate grades. The Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. On June 5, 2023 the Company announced that following a successful commissioning period, the Juanicipio mine, processing facility and other vital systems were operating in line with, or rapidly approaching design capacity, and therefore declared full commercial production effective June 1, 2023.

With the processing facility completed and commercial production declared on June 1, 2023, all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), or for additional capital in excess of the operating cash flow generated may need to be funded by further cash calls required from Fresnillo and MAG.

FINANCIAL RESULTS – THREE MONTHS ENDED JUNE 30, 2023

As at June 30, 2023, MAG had working capital of $51,600 (December 31, 2022: $29,232) including cash of $52,664 (December 31, 2022: $29,955) and no long-term debt. As well, as at June 30, 2023, Juanicipio had working capital of $94,289 including cash of $8,539 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended June 30, 2023 amounted to $19,390 (June 30, 2022: $7,562) or $0.19/share (June 30, 2022: $0.08/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $22,419 (June 30, 2022: $12,347) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see Table 2 below).

Table 2: MAG’s share of income from its equity accounted Investment in Juanicipio

	Three months ended
	June 30,	June 30,
	2023	2022
	$	$
Sales	134,775	55,224
Cost of sales:
Production cost	(54,571)	(12,717)
Depreciation and amortization	(17,400)	(5,245)
Gross profit (see Underground Mine Production – Juanicipio Project above)	62,804	37,262
Consulting and administrative expenses	(4,158)	(1,376)
Extraordinary mining and other duties	(1,377)	(109)
Interest expenses	(4,886)	(740)
Exchange gains (losses) and other	32	763
Net income before tax	52,415	35,800
Income tax (expense) benefit	(6,349)	(8,439)
Net income (100% basis)	46,066	27,361
MAG’s 44% portion of net income	20,269	12,039
Interest on Juanicipio loans - MAG's 44%	2,150	308
MAG’s 44% equity income	22,419	12,347

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements regarding the anticipated time and capital schedule to nameplate production capacity at the Juanicipio Project;
  statements that address our expectations with respect to the timing and success of processing facility commissioning activities, including the anticipated ramp-up of the processing facility at the Juanicipio Project;
  estimated future exploration and development expenditures and other expenses for specific operations;
  the potential for additional capital, sustaining capital and working capital requirements to achieve commercial production at the Juanicipio Project in excess of cashflow generated, including the potential for additional cash calls;
  expected upside from additional exploration; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst other: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks relating to the development of the Juanicipio Project and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks (and COVID-19); supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications
Phone: (604) 630-1399
Website:www.magsilver.com
Toll Free:(866) 630-1399
Email: info@magsilver.com